02 JUN -6 AM 11:01

ALLGREEN PROPERTIES LIMITED

02034580

File No. 82-4959

Date: 17 MAY 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 6/18

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 63 OF 17.05.2002
Announcement No. 63

ALLGREEN PROPERTIES LIMITED

Annual General Meeting and Extraordinary General Meeting

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the 16th Annual General Meeting ("AGM") of the Company held on 17 May 2002, all resolutions relating to the matters set out in the Notice of AGM dated 25 April 2002 were duly passed.

In respect of the Extraordinary General Meeting ("EGM") of the Company held on the same day, Resolution 1 set out in the Notice of EGM dated 25 April 2002 was duly passed but Resolution 2 was not approved by the shareholders.

Submitted by Ms Isoo Tan, Company Secretary on 17/05/2002 to the SGX